INVESTMENT MANAGEMENT TRUST AGREEMENT
Amendment No. 1

This Amendment made as of March [__], 2013, amends that certain Investment Management Trust Agreement (the “Agreement”), dated March 24, 2011, by and between Prime Acquisition Corp. (the “Company”) and American Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”).

WHEREAS, the board of directors of the Company deems it advisable, necessary and has adopted resolutions to: (a) amend paragraph 4 of Article 156 of the Company’s Amended and Restated Articles of Association (the “Articles”) to permit the continuance of the Company for a period of six (6) months after the Termination Date (as defined in the Articles) (the “Extension”); and (b) provide its stockholders with the opportunity to redeem their Company ordinary shares for cash equal to their pro rata share of the Trust Account in connection the Extension; and

WHEREAS, the Company’s shareholders have approved the amendment to the Articles to effect the Extension in accordance with the terms of the Articles, and holders of 80% of the IPO Shares have approved this amendment in accordance with the terms of Paragraph 7(c) of the Agreement.

IT IS AGREED:

1.           Defined Terms.  Defined terms used but not defined in this Amendment are as defined in the Agreement.

2.           Amendments.  The parties amend the Agreement as follows:

(a)          The first sentence of Paragraph 1(i) is amended to read in its entirety as follows:

“Commence liquidation of the Trust Account only after receipt of and only in accordance with the terms of a letter (“Termination Letter”), in a form substantially similar to that attached hereto as either Exhibit B, Exhibit C, or Exhibit D signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer, and complete the liquidation, in whole or in part, of the Trust Account and disburse the Property in the Trust Account (which disbursement shall include, in the event of a Business Combination (as hereafter defined), payment of the Deferred Compensation to the Representative) only as directed in the Termination Letter and the other documents referred to therein.”

(b)          A new exhibit referred to as “Exhibit D” is added in the form attached hereto.

3.            Miscellaneous.

(a)          This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.  It may be executed in several counterparts, each one of which shall constitute an original, and together shall constitute but one instrument.

(b)          As to any claim, cross-claim or counterclaim in any way relating to this Amendment, each party waives the right to trial by jury.

(c)          The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, Borough of Manhattan, for purposes of resolving any disputes hereunder.

(d)          Each of the Trustee and the Company hereby represents that it has the full right and power and has been duly authorized to enter into this Amendment and to perform its respective obligations as contemplated hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment No. 1 to the Investment Management Trust Agreement as of the date first written above.

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as Trustee

By:
Name:
Title:

PRIME ACQUISITION CORP.

By:
Name:
Title:

Investment Management
Trust Agreement
(Amendment No. 1)